UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-50659

GANDER MOUNTAIN COMPANY

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

180 East Fifth Street, Suite 1300
Saint Paul, Minnesota 55101
(651) 325-4300

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934 Gander Mountain Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 25, 2010	By:	/s/ Eric R. Jacobsen
Eric R. Jacobsen
Executive Vice President, General Counsel and Secretary